JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR	March 4, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”) on behalf of its series,

JPMorgan Global Allocation Fund

File Nos. 333-103022; 811-21295

Dear Mr. Di Stefano:

This letter is in response to oral comments we received from you on January 24, 2011 to the Trust’s Post-Effective Amendment No. 133 to the Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 134 to the Registration Statement under the Investment Company Act of 1940, as amended.

Our responses to your comments are set forth below. We will incorporate any changes to the Trust’s Registration Statement in a filing pursuant to Rule 485(b).

Fees and Expenses of the Fund

1.	Comment: Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of class A shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The “under $1 million” language in the fee table alerts shareholders to an important exception to the general fact that Class A shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $ 1 million” in the disclosure.

Main Investment Strategies

2.	Comment: Please review the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”).

Response: We believe that the disclosure complies with the Derivatives Letter.

Main Investment Risks

3.	Comment: Please review the guidance with respect to risks of derivatives provided in the Derivatives Letter.

Response: We believe the current disclosure in the “The Fund’s Main Investment Risks” including “Derivatives Risks,” complies with the Derivatives Letter.

More About the Fund

4.	Comment: In the section “More About the Fund” under the heading “Additional Information About the Funds”, make the distinction between principal and non-principal risks.

Response: The revision will be made.

Statement of Additional Information

5.	Comment: In the Part I, in the section “Investment Policies”, please clarify that the restriction on borrowing does not apply only at the time of purchase.

Response: The revision will be made.

We hereby acknowledge on behalf of the Trust that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings;

•

Comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Trust may not assert Staff Comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of Comment letters and Responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s Comments. Should members of the Staff have any questions or Comments concerning this letter, please call the undersigned at (212) 648-2085.

Sincerely,

/s/ John T. Fitzgerald
John T. Fitzgerald
Assistant Secretary